Exhibit 3.47

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF LIMITED PARTNERSHIP

OF

DADE INVESTMENT, L.P.

It is hereby certified that:

FIRST: The name of the limited partnership (hereinafter called the “partnership”) is: DADE INVESTMENT, L.P.

SECOND: Pursuant to the provisions of Section 17-202, Title 6, Delaware Code, the amendment to the Certificate of Limited partnership effected by this Certificate of Amendment is to change the address of the registered office of the partnership in the State of Delaware to 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, and to change the name of the registered agent of the partnership in the State of Delaware at the said address to Corporation Service Company.

The undersigned, a general partner of the partnership, executes this Certificate of Amendment on June 28, 2004.

By:
General Partner

/s/ Daniel R. Revers
Name: Daniel R. Revers
Capacity: Authorized Person